

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 25, 2012

Via E-mail
Marc Corredor
Associate General Counsel
EverBank Financial Corp
501 Riverside Avenue
Jacksonville, Florida 32202

>   **Re: EverBank Financial Corp**
>   **Registration Statement on Form S-1**
>   **Filed October 12, 2012**
>   **File No. 333-184381**

Dear Mr. Corredor:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Cover Page

1. Please include the non-pricing related information in the next amendment to your registration statement, including the number of depositary shares being offered, the interest rate of the preferred stock and the identities of the underwriter(s).

2. Revise the second paragraph to indicate management's current intention to pay the dividend. In addition, add a cross-reference for the last sentence of the second paragraph.

Prospectus Summary

Competitive Strengths

Robust Asset Origination and Acquisition Capabilities, page 5

3. Revise to disclose the percentage increases from the comparable prior period.

Recent Developments, page 7

4. Please revise to include a discussion of your financial results for the quarter ended September 30, 2012.

Acquisition of GECC's Business Property Lending, page 7

5. We note your disclosure that you acquired Business Property Lending on October 1, 2012. Please revise to state the consideration paid in connection with the acquisition, the source of the funds (including any debt incurred to finance the transaction) and describe the business and industry in which the newly-acquired company operates. Please also revise to more fully describe the acquired portfolio, including the number of loans, the geographical location of the loans and the overall performance and health of the portfolio. Finally, revise to disclose the percentage increase in both the commercial loan portfolio and loans overall that resulted from this acquisition.

Acquisition of MetLife Bank's Warehouse Finance Business, page 8

6. Please revise to disclose the source of funds and whether any debt was incurred to finance the transaction.

Regulatory Developments, page 8

7. Please revise to disclose if you have incurred any material costs as a result of these actions and, whether management anticipates any material impact on your financial condition or results of operations.

Risk Factors, page 19

8. Some of your risk factors make statements regarding your ability to provide assurances that a given event may or may not happen. Please revise this section to eliminate this type of language. The point of a particular risk factor is to discuss a material risk and explain the likelihood of the risk impacting an investment in your securities, not your ability to provide assurances or predictions.

9. Please add a risk factor that discusses the nomination rights of Arena, Lovett Miller and Sageview, including the fact that two of these entities have the right to elect directors to the board. Please state the total and individual percentages of ownership for each of these shareholders and discuss any risks associated with your continued obligations to them.

10. Please add a risk factor regarding Gains on the sale of Loans. In this regard, we note that while the gains in 2009 through 2011 were $66, $66 and $73 million, respectively, the gains in the first six months of 2012 were $118 million. Please disclose in this risk factor whether management believes that this trend will continue. In addition, break down for these four periods, using a chart, the amounts related to HARP loans, hedging, etc. We may have further comment.

We may be required to repurchase mortgage loans with identified defects…, page 23

    11. Revise the second and third paragraphs to provide the yearly increase percentages of repurchase demands and your reserve for servicing repurchase losses.

We may experience higher delinquencies on our equipment leases…, page 25

    12. Revise this section to quantify your potential exposure by stating the amount you paid for the portfolio, the amount of the escrowed portion of the purchase provided and any losses or charge-offs incurred to date.

Federal banking agencies periodically conduct examinations of our business…, page 31

    13. Revise to separate the discussion of the consent order in the first paragraph into a separate risk factor. Please include the disclosure under a new heading that specifically references the consent order.

A downgrade, suspension or withdrawal of any rating assigned by a rating agency…, page 38

    14. Please revise to include your current credit ratings. If any of your ratings have been recently downgraded, please state the new and old ratings and identify the rating agency that issued the downgrade.

We are an emerging growth company within the meaning of the JOBS Act…, page 39

    15. Please revise to explain that, if you choose not to comply with the auditor attestation requirements of Section 404 of Sarbanes-Oxley, your independent registered public accounting firm will not be required to provide an attestation report on the effectiveness of your internal control over financial reporting, and that the risk that material weaknesses or other deficiencies in your internal control over financial reporting go undetected may increase.

Use of Proceeds, page 45

    16. We note that you may use the net proceeds of the offering for the acquisition of businesses or assets. Please revise to state whether you currently have any plans, arrangements, agreements or understandings to engage in any such acquisitions.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Key Metrics, page 61

    17. Please revise your table of core deposits on page 64 to add in appropriate line items (e.g., time deposits with balances greater than $100,000, deposits generated from sources under which marketing fees are paid, etc.) to reconcile core deposits to regulatory core deposits.

Noninterest Income, page 72

18. We note your disclosure on page 73 that the increase in noninterest income was driven primarily by gain on the sale of loans, as refinancing activity increased due to HARP 2.0. Please discuss whether you believe that these increases are sustainable or temporary. Please also discuss whether the fees that you make on HARP-driven sales are the same as fees that you would earn on other sales.

Loans Held for Sale, page 96

19. Considering the materiality of your mortgage warehouse loans, please revise to show an analysis of the length of time you have held these loans as of each period end (e.g. < 30 days, 31-90 days, > 90 days, etc.). To the extent you have a significant amount loans held for greater than 90 days, please disclose the reasons you have been unable to sell/transfer these loans and discuss any risk associated with them.

20. Considering the materiality of your government insured pool buyouts, please revise to discuss any significant risks related to holding these loans. If certain of these loans are riskier than others, please revise to present an analysis that quantifies the riskier loans for each period end presented so that an investor clearly understands any risk or exposure related to your business strategy.

Analysis of the Allowance for Loan and Lease Losses, page 107

21. We note your portfolio of loans collectively evaluated for impairment increased from $5.2 billion to $6.5 billion from December 31, 2011 to June 30, 2012 and that the allowance for loan and lease losses allocated to this portfolio decreased from $48 million to $45 million during the same period. Please revise to provide an in depth analysis of these trends which includes a discussion of the underlying credit quality trends and bridges the gap from these trends to the provision for loan losses recorded during the period and the allowance for loan losses recorded at period end. For example, discuss trends in historical losses incorporated in your allowance methodology, trends observed in specific qualitative factors and the amount of the portfolio acquired at a discount but not accounted for under ASC 310-30.

Problem Loans and Leases, page 109

22. In the final paragraph on page 109 you disclose that certain TDRs are not considered to be impaired loans in calendar years subsequent to the restructuring. We believe the guidance in ASC 310 indicates that a TDR is always considered impaired and therefore impairment should be measured individually using the guidance in ASC 310-10-35. Please measure credit impairment for all loans that have been classified as a TDR using the guidance in ASC 310-10-35 and to the extent that prior periods are materially misstated, please consider the need to potentially restate your financial statements or

advise why your current accounting is correct. Also, revise your disclosure as appropriate.

Loans Subject to Representations and Warranties, page 111

23. You disclose that you have excluded the loans and losses related to a settlement with a correspondent investor during 2012 from your representation and warranty disclosure. Please revise your disclosure to include this activity and any realized losses to ensure your tabular disclosures capture all relevant information related to this issue, your exposure and the economic impact on your financial results.

Executive Compensation

Compensation of Directors, page 192

24. We note your disclosure regarding the $5,000 per year credit paid to your board of directors. Please revise to specify whether this is an award that is available on an annual or one-time basis.

Certain Relationships and Related Party Transactions

Tygris Cash Escrow Conversion, page 205

25. Revise to state how long the newly issued shares will remain in escrow and when the escrow agreement is set to expire.

Loans to Related Parties, page 205

26. Please revise the second paragraph on page 206 to disclose the interest rate that Mr. Long is paying pursuant to the Note and Pledge Agreement.

Description of Series A Preferred Stock, page 208

27. You may not qualify your disclosure by reference to your certificate of incorporation. Please revise to state that all material information has been discussed. Please make corresponding changes to your disclosure in "Description of Depositary Shares" on page 214 and in "Description of Our Capital Stock" on page 219.

Description of Our Capital Stock

General, page 219

28. Please revise your disclosure in the fourth paragraph to state the number of shares of common stock that remain in escrow as of September 30, 2012.

Interim Financial Statements

Note 6. Loans and leases Held for Investment, Net, page F-15

29. Please revise to disclose the total unpaid principal balance of impaired loans for each period presented or tell us where you disclose this information. Refer to ASC 310-10-50-15(a)(4) for guidance. Please note that the unpaid principal balance does not reflect any direct write-down of the loan while the recorded investment does.

30. On page F-22, you disclose $72 million of impaired commercial real estate loans without a related allowance for loan loss. Please tell us:

    a. if these were collateral dependent loans,

    b. how you determined that no allowance for loan losses were required, and

    c. how you measured the amount to charge-off on collateral-dependent loans. For example, tell us whether you charge-off loans to the estimated fair value, to the unadjusted appraised value or to some other amount. If you do not charge-off loans to the estimated fair value, please explain to us why you do not maintain an allowance for loan loss on collateral-dependent loans for any qualitative adjustments (e.g. estimated selling or liquidation expenses, older appraisals, other value adjustments referenced in footnote 1 on page F-36, etc.).

    Please revise your disclosure as appropriate.

Note 13. Fair Value Measurements, page F-31

31. Please revise to disclose the weighted average of the significant unobservable inputs for each level 3 asset category disclosed on page F-36.

Report of Independent Registered Public Accounting Firm, page F-46

32. Please revise to include the signature of your independent auditor in your audit report.

Exhibits

33. Please file the remaining exhibits to the registration statement in your next amendment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Michael Volley at (202) 551-3437 or Sharon Blume at (202) 551-3474 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Purnell at (202) 551-3454 or me at (202) 551-3434 with any other questions.

Sincerely,

/s/ Michael R. Clampitt

Michael R. Clampitt
Senior Staff Attorney

cc.   Via E-mail
        Christopher Frieden
        Alston & Bird LLP